UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Rain Oncology Inc.

(Name of Subject Company)

Rain Oncology Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75082Q105

(CUSIP Number of Class of Securities)

 Avanish Vellanki

Rain Oncology Inc.

800 Jarvis Avenue, Suite 204

Newark, CA 04560

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mitchell S. Bloom, Esq. Robert Masella, Esq. Jean A. Lee, Esq. 100 Northern Ave Boston, MA 02210 (617) 570-1000	Ryan A. Murr Branden C. Berns Robert Phillips Chris Trester Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111-3715 (415) 393-8373

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Rain Oncology Inc., a Delaware corporation (“Rain” or the “Company”), with the U.S. Securities and Exchange Commission on December 27, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) of Rain (other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time, which, in each case, will be canceled without any consideration), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the terms and subject to the conditions of the Contingent Value Rights Agreement, dated as of January 26, 2024, by and among Parent, Merger Sub, Equiniti Trust Company, LLC and Fortis Advisors LLC (the “CVR Agreement”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), all subject to and in accordance with the terms and conditions as set forth in the Offer to Purchase, dated December 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may have been amended or supplemented from time to time, constitute the “Offer”).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new section before the final section entitled “Forward-Looking Statements” at the end of such Item 8:

“Final Results of the Offer and Completion of the Merger.

The Offer expired at one minute after 11:59 p.m., Eastern Time, on January 25, 2024. The Depository and Paying Agent advised Merger Sub that, as of the expiration of the Offer, a total of 28,031,182 Shares were validly tendered and not validly withdrawn, representing approximately 77% of the Shares outstanding as of the expiration of the Offer. As of the expiration of the Offer, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition, and all other conditions to the Offer were satisfied. Promptly after the expiration of the Offer, Merger Sub accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Parent completed the acquisition of Rain on January 26, 2024, by consummating the Merger pursuant to the Merger Agreement without a vote of the Rain stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, Merger Sub was merged with and into Rain, the separate existence of Merger Sub ceased and Rain continued as the Surviving Corporation and a wholly owned subsidiary of Pathos. Each Share outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of Rain, owned, directly or indirectly, by Parent or Merger Sub and owned by Rain stockholders who were entitled to and properly demanded appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time), was converted into (i) the Cash Consideration, without interest, plus (ii) one CVR per Share, which CVR shall represent the right to receive potential payments pursuant to the CVR Agreement.

As a result of the Merger, the Shares will be delisted and will cease to trade on NASDAQ. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued by Parent on January 26, 2024, announcing the expiration and results of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(A).”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following exhibit is inserted into the exhibit index:

Exhibit No.	Description

(a)(5)(A)	Press release issued by Parent on January 26, 2024.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2024

Rain Oncology Inc.

By:	/s/ Avanish Vellanki
Avanish Vellanki
Chief Executive Officer